                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the Year Ended December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               SHOPKO STORES, INC.
                                 700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

SHOPKO STORES, INC.
PROFIT SHARING AND SUPER
SAVER PLAN

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999 AND 44 WEEKS ENDED DECEMBER 31, 1998, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999 AND INDEPENDENT AUDITORS' REPORT

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                              PAGE

INDEPENDENT AUDITORS' REPORT                                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999 AND 44 WEEKS
  ENDED DECEMBER 31, 1998:

  Statements of Net Assets Available for Benefits                                                              2

  Statements of Changes in Net Assets Available for Benefits                                                   3

  Notes to Financial Statements                                                                              4-7

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE DEPARTMENT OF LABOR'S RULES AND
  REGULATIONS AS OF DECEMBER 31, 1999:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes                    8

  Other schedules are omitted due to the absence of conditions under which they are required.

EXHIBITS -

  Exhibit I - Independent Auditors' Consent                                                                    9

INDEPENDENT AUDITORS' REPORT


Retirement Committee
ShopKo Stores, Inc. Profit Sharing and Super Saver Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the "Plan") as of December 31, 1999 and 1998, and for the year ended December 31, 1999 and the 44 weeks ended December 31, 1998, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the 44 weeks ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 15, 2000

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                   1999                  1998

ASSETS

INVESTMENTS:
  Mutual funds                                $ 244,500,768         $ 201,066,636
  Pooled collective fund                         43,037,158            33,709,504
  Common stock - ShopKo Stores, Inc.             31,884,785            38,203,086
  Money market fund                               4,207,365             3,293,658
  Investment contracts                            5,000,000            11,485,280
  Participants' loans                            11,639,604            11,090,159
                                              -------------         -------------

           TOTAL INVESTMENTS                    340,269,680           298,848,323

RECEIVABLES:
  Employer contribution                           9,204,276             8,429,691
  Accrued interest and dividends                    160,606               351,522

CASH                                                  2,359                   323
                                              -------------         -------------

           TOTAL ASSETS                         349,636,921           307,629,859
                                              -------------         -------------

NET ASSETS AVAILABLE FOR BENEFITS             $ 349,636,921         $ 307,629,859
                                              =============         =============


See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999 AND
44 WEEKS ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                  44 WEEKS
                                                            YEAR ENDED              ENDED
                                                            DECEMBER 31,         DECEMBER 31,
                                                               1999                  1998
                                                           -------------         -------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments          $  25,827,949         $  14,725,338
    Interest and dividends - net                              17,224,146            15,599,847
                                                           -------------         -------------

                                                              43,052,095            30,325,185
                                                           -------------         -------------

  Contributions:
    Employer                                                  13,977,109            12,215,714
    Participants                                              13,053,902            10,211,881
    Transfers from other plans                                   929,505             9,201,900
                                                           -------------         -------------

                                                              27,960,516            31,629,495
                                                           -------------         -------------

           Total additions                                    71,012,611            61,954,680
                                                           -------------         -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                               28,917,209            24,456,030
  Administrative expenses                                         88,340                53,882
                                                           -------------         -------------

           Total deductions                                   29,005,549            24,509,912
                                                           -------------         -------------

NET INCREASE                                                  42,007,062            37,444,768

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF PERIOD                                        307,629,859           270,185,091
                                                           -------------         -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                            $ 349,636,921         $ 307,629,859
                                                           =============         =============


See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1999
AND 44 WEEKS ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      Under provisions of the Plan, all employees of ShopKo Stores, Inc. (the "Company"), the Plan sponsor, who are full-time (work 1,000 compensated hours per plan year), and are 20 years of age or older are eligible to participate in the Plan after completing one or more years of eligible service as defined. Company profit sharing contributions to the Plan are determined each year at the discretion of the Company's Board of Directors. The contributions are limited to the amount deductible for federal income tax purposes. Company contributions are allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) have attained age 20, are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

      Participant profit sharing accounts are fully vested after the third year of service with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated in the same manner as the Company's discretionary contribution.

      The Company changed the plan year-end from the last Saturday in February to a calendar year-end; effective for the plan year ended December 31, 1998. Consequently, the 1998 plan year statement of net assets and statement of changes in net assets are presented for the 44 week period ended December 31, 1998. Further, the compensated hours eligibility requirement was reduced to 833 hours for the 1998 plan year.

      On July 9, 1998; the Company transferred assets from the Penn Daniels 401(k) plan into the Plan. The related Penn Daniels assets transferred into the plan consisted of investments and loans of approximately $8,770,000. The effective date of the transfer was March 1, 1998. Subsequent to March 1, 1998, all Penn Daniels participants are subject to the Plan document and applicable Plan amendments.

      A 401(k) plan, referred to as the Super Saver Agreement, is part of the Plan. This agreement allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 15% (limited to 6% for highly-compensated participants) of their recognized compensation, as defined. The Plan provides for an employer matching contribution, which is allocated in accordance with the participants' elections. The matching contribution will equal 50% of the amount of the first 6% of compensation contributed by participating employees. Participant contributions and employer matching contributions are 100% vested at all times. Participants currently employed can only withdraw their 401(k) contributions in financial hardship situations. Participants may borrow from their Super Saver accounts subject to certain limitations.

      Participants are permitted to take out loans against their Super Saver Account and Rollover Account. Loans are subject to the approval of the Retirement Committee. Loans may not exceed the lessor of $50,000 or one-half of the participant's vested total account balance. Loans may not be less than $1,000. The duration of each loan is determined by the participant, up to a maximum of five years. Loan payments are made together with interest, through payroll deductions. Loans bear interest equal to the prime rate plus one percent.

      Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

      Participants may elect to have their account balances invested in one or more of the following funds:

            AXP Mutual Fund - Is a growth and income fund which divides its investments between common stocks, preferred stocks and bonds. The prospectus of this fund states that the goal of this fund is to provide a balance of growth of capital and current income.

            AXP New Dimensions Fund - Invests primarily in common stocks of companies showing potential for significant growth and operating in areas where economic or technological changes are occurring. The prospectus of this fund states that income is not an investment objective. Instead, this fund seeks long-term growth of capital.

            AXP Blue Chip Advantage Fund - Invests in selected stocks from a major market index. Securities purchased are those recommended as the best from each industry represented on the index. The prospectus of this fund states that it seeks long-term growth as well as dividend income.

            Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside the United States. The prospectus of this fund states that the goal of this fund is to provide long-term capital growth through a flexible policy of investing in stocks and debt obligations of international companies.

            Conservative Fund - Invests in individual common stocks, investment contracts and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to employee benefit trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the Funds is credited with units of the fund.

            AIM Constellation Fund - Invests primarily in the common stocks of small to medium size companies with an emphasis on emerging growth companies. The prospectus of this fund states that income is not an investment objective. Instead, the objective is to seek capital appreciation.

            ShopKo Stock Fund - Invests primarily in the common stock of ShopKo Stores, Inc. and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to employee benefits trusts. The Collective Investment Funds invest primarily in bonds and money market investments. Each participating trust investing in the funds is credited with units in the Fund.

      Benefits payable which were authorized but not yet paid as of December 31, 1999 and December 31, 1998 aggregated $192,068 and $0, respectively, and are included in net assets available for benefits for reporting purposes.

      Administrative expenses are paid by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan are presented on the accrual basis of accounting. The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those investments that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Investment contracts are valued at contract value, which approximates fair value. Investments in pooled collective funds that in turn hold investment contracts are valued at the contract value of the underlying investment contracts, which approximate fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses.

      The financial statements reflect the adoption of Statement of Position 99-3, "Accounting and Reporting of Certain Defined Contribution Benefit Plan Disclosures and Other Disclosure Matters." As a result, the 1998 financial statements have been reclassified to eliminate the by-fund disclosures previously required and to conform certain other information to the 1999 presentation.

3.    PLAN TERMINATION

      Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4.    TRUSTEE AND ADMINISTRATION OF THE PLAN

      Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express, and therefore, these transactions qualify as party-in-interest. The trust agreement stipulates that the trustee may resign at any time by giving 90 days written notice to the Retirement Committee. The Committee may remove the trustee at any time by giving 30 days written notice of such action to the trustee.

5.    INVESTMENTS

      The market value of investments that individually exceeds five percent or more of the Plan's assets at December 31, 1999 and December 31, 1998 are as follows:

                                                             DECEMBER 31,          DECEMBER 31,
                                                                1999                   1998

      AXP New Dimensions Fund                               $ 124,577,225         $ 100,453,797
      AXP Mutual Fund                                          48,362,223            48,751,479
      American Express Trust Stable Capital Fund I             43,037,158            33,709,504
      Common Stock - ShopKo Stores, Inc.                       31,884,785            38,203,086
      AXP Blue Chip Advantage Fund                             27,794,659            20,893,727
      Templeton Foreign Fund                                   27,660,431            21,267,512


      During the years ended December 31, 1999 and 1998, net appreciation (depreciation) of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

                                                       1999                   1998

      AXP New Dimensions Fund                     $  23,489,529          $  10,543,571
      Templeton Foreign Fund                          6,871,744             (5,236,555)
      AIM Constellation Fund                          3,649,164                659,371
      Conservative Fund                               2,860,329              2,240,508
      AXP Blue Chip Advantage Fund                    2,099,770              2,044,540
      AXP Mutual Fund                                  (967,923)            (4,244,298)
      Common Stock - ShopKo Stores, Inc.            (12,174,664)             8,718,201
                                                  -------------          -------------

                                                  $  25,827,949          $  14,725,338
                                                  =============          =============


6.    TAX STATUS

      The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   * * * * * *

                              SUPPLEMENTAL SCHEDULE

                            FURNISHED PURSUANT TO THE

                   DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                           SHARES OR             CURRENT
            DESCRIPTION                                    FACE VALUE             VALUE

COMMON STOCK - ShopKo Stores, Inc.*                         1,386,295          $ 31,884,785

MUTUAL FUNDS:
  AIM Constellation Fund                                      397,587            16,106,230
  AXP Blue Chip Advantage Fund*                             2,236,095            27,794,659
  AXP Mutual Fund*                                          3,811,050            48,362,223
  AXP New Dimensions Fund*                                  3,478,839           124,577,225
  Templeton Foreign Fund                                    2,465,279            27,660,431
                                                                               ------------

           Total mutual funds                                                   244,500,768

POOLED COLLECTIVE FUND -
  American Express Trust Stable Capital Fund I*             2,840,924            43,037,158

MONEY MARKET FUND -
  American Express Trust Money Market Fund*                 4,207,365             4,207,365

INVESTMENT CONTRACTS:
  AIG Life Insurance Co.
    #GIC-917, 8/15/00, 6.25%                             $  1,000,000             1,000,000

  John Hancock Mutual Life
    #GAC-8332, 12/15/00, 6.21%                           $  2,000,000             2,000,000

  Safeco Life Insurance
    #LA-1053359, 2/26/01, 5.69%                          $  1,000,000             1,000,000

  United of Omaha Life Ins. Co.
    #SDGA-11024, 5/14/00, 7.17%                          $  1,000,000             1,000,000
                                                                               ------------

           Total investment contracts                                             5,000,000

PARTICIPANTS' LOANS - Interest
  at prime plus 1%                                       $ 11,639,604            11,639,604
                                                                               ------------

TOTAL INVESTMENTS                                                              $340,269,680
                                                                               ============


*Party-in-interest

                                                                       EXHIBIT I











INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 33-58584 and 333-53577 on Form S-8 of ShopKo Stores, Inc. of our report dated June 15, 2000, appearing in this Annual Report on Form 11-K of ShopKo Stores, Inc. Profit Sharing and Super Saver Plan for the year ended December 31, 1999.





/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 28, 2000

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.



                  SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN
                  -------------------------------------------------------
                  (Name of Plan)





Date:  June 28, 2000               By:  /s/Paul H. Freischlag, Jr.

                                   Paul H. Freischlag, Jr.
                                   ShopKo Stores, Inc. Profit Sharing and Super
                                    Saver Plan Retirement Committee Member